Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574

On March 14, 2007, the Chicago Board Options Exchange, Incorporated issued the following Information Circular.

Information Circular IC07-30

DATE:	March 14, 2007

TO:	CBOE Members

FROM:	Office of the Chairman

ADDITIONAL QUESTIONS & ANSWERS REGARDING THE PROPOSED
DEMUTUALIZATION OF THE CHICAGO BOARD OPTIONS EXCHANGE

On February 9, 2007 CBOE filed an S-4 Registration Statement.  The S-4 describes the restructuring transaction through which the CBOE would be demutualized.  On February 13, 2007, Questions & Answers regarding CBOE’s proposed restructuring transaction were provided to members in Information Circular IC07-19.  The following are in response to additional questions that we have received since that time.

1.              After the restructuring transaction will I lose the opportunity to earn lease income?

Yes, a person who formerly leased a seat to a member will no longer receive lease income after demutualization.  Following the restructuring transaction, trading access will be provided through trading permits to be issued by the CBOE, not through owning a seat or leasing a seat from a member.  The board believes that this approach will create greater long-term value for owners.

2.              Why not let owners keep trading access?

Our goal is to create the greatest value for you as an owner.  After careful consideration of multiple alternatives, and based on the advice of our investment bankers, the board concluded that separating access from ownership ultimately creates a greater value proposition for stockholders of CBOE Holdings.  Trading access fees are expected to generate significant revenues for CBOE Holdings, and those revenues will help maximize stockholder value.  We would expect the price of CBOE Holdings stock to be positively affected by the increased revenues that would result from the revenue generated by the issuance of the trading permits.  In the meantime, you will have alternatives for monetizing the value of your equity.

3.              Will I have the ability to sell a portion of my stock?

Yes.  One of the advantages of the restructuring transaction is that stockholders will have the ability to sell all or a portion of the shares of CBOE Holdings received in the demutualization.

4.              Are there any restrictions on my ability to sell my stock?

Unless and until there is a public offering of CBOE Holdings stock, the only restriction on the sale or transfer of CBOE Holdings stock received in the restructuring transaction is that the stock must be transferred through the CBOE membership department or its designated agent, similar to the way that seats are traded today.

5.              What happens to my ability to sell stock if the CBOE Holdings board decides to have a public offering (IPO) of its stock?

If there is an IPO of CBOE Holdings, we currently expect that stockholders would be offered the opportunity to sell a portion of their stock in the public offering.  However, we do not yet know whether this will be the case, since no decision has been made yet if or when an IPO will occur.  Following an IPO, any stock not sold would be subject to the lock-up provisions described in the S-4 Registration Statement.

6.              Are there other alternatives for monetizing the value of my stock?

In addition to selling some or all of your stock in CBOE Holdings, you also may be able to borrow against the value of these shares.

7.              Why not wait until an IPO to centralize trading permits?

The board looked carefully at this alternative, and based on the advice of our investment bankers, the board has determined that the best way to maximize stockholder value in a post-demutualization CBOE, whether or not there is an IPO, is to create a corporate earnings flow right away.  By enabling CBOE Holdings to issue trading permits following demutualization, the new company can begin to establish a track record of enhanced corporate earnings.  Our investment bankers recommend using real earnings as opposed to pro forma earnings in order to create the best possible price-earnings multiple for CBOE Holdings stock.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE and CBOE Holdings is available in the prospectus/proxy statement.